Exhibit 12.1

Ratio of Earnings to Fixed Charges Table

(in thousands, except for ratios)

	For the 3 Months Ended March 31,2008	For the Years Ended
		December 31, 2007	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003	December 31, 2002
Net income	(3,306,434)	(1,545,678)	297,697	282,844	232,564	176,504	120,016
Add: interest expense and amortization of premiums, discounts and capitalized expense related to indebtedness	491,076	2,307,242	2,127,803	1,166,877	635,794	355,662	244,038
Earnings as adjusted	(2,815,358)	761,564	2,425,500	1,449,721	868,358	532,166	364,054
Fixed charges (interest expense and amortization of premiums, discounts and capitalized expense related to indebtedness)	491,076	2,307,242	2,127,803	1,166,877	635,794	355,662	244,038
Ratio of earnings to fixed charges	-5.73 X	.33 X	1.14 X	1.24 X	1.37 X	1.50 X	1.49 X
Preferred stock dividend	28,950	40,452	10,751	6,103	—	3,340	6,679
Ratio of earnings to fixed charges and preferred stock dividends	-5.41 X	.32 X	1.13 X	1.24 X	1.37 X	1.48 X	1.45 X
Excess of fixed charges over adjusted earnings	3,306,434	1,545,678

(1)	For the three months ended March 31, 2008, total fixed charges and total fixed charges and preferred stock dividends exceed total adjusted earnings available for payment by approximately $3.30 billion and $3.33 billion, respectively.
(2)	For the year ended December 31, 2007, total fixed charges and total fixed charges and preferred stock dividends exceed total adjusted earnings available for payment by approximately $3.30 billion and $3.33 billion, respectively.